811- 5028

ROPES & GRAY

ROPES & GRAY LLP
ONE INTERNATIONAL PLACE BOSTON, MA 02110-2624 617-951-7000 F 617-951-7050
BOSTON NEW YORK SAN FRANCISCO WASHINGTON, DC

March 5, 2004

Gail B. Spayde
(617) 951-7567
gspayde@ropesgray.com

BY HAND

U.S. Securities and Exchange Commission
Division of Investment Management
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: The PIMCO funds listed on Exhibit A attached hereto (collectively, the "PIMCO Funds") (File No. [redacted]

Ladies and Gentlemen:

On behalf of the PIMCO Funds, please find enclosed a copy of the following complaint, which is being filed pursuant to Section 33 of the Investment Company Act of 1940:

1. Alexander IRA v. Allianz Dresdner Asset Management of America L.P.., Civil Action No. 04-Cv293 (AWT), United States District Court for the District of Connecticut (filed on February 17, 2004). The complaint is a class action on behalf of investors in the PIMCO Funds, which are series of PIMCO Funds: Multi-Manager Series, and other funds in the PIMCO fund family and a derivative action filed on behalf of the PIMCO Funds and other funds in the PIMCO fund family against the PIMCO Funds' investment advisers and sub-advisers an affiliated adviser, their corporate parents and the PIMCO Funds' trustees.

Please direct any questions or comments relating to the enclosed materials to the undersigned at the above number or Michael G. Doherty, Esq. at (212) 497-3612 or David C. Sullivan, Esq. at (617) 951-7362.

Please acknowledge receipt of this letter and the materials being submitted for filing by stamping the enclosed copy of this letter and returning it to the messenger.

Respectfully submitted,

Gail B. Spayde

Enclosure

cc: Newton B. Schott, Jr., Esq. (w/o encl.)
Joseph B. Kittredge, Jr., Esq. (w/o encl.)
David C. Sullivan, Esq. (w/o encl.)
Harvey J. Wolkoff, Esq. (w/o encl.)
Michael G. Doherty, Esq. (w/o encl.)

Exhibit A

PIMCO ASSET ALLOCATION FUND
PIMCO PEA VALUE FUND
PIMCO PEA RENAISSANCE FUND
PIMCO PEA GROWTH AND INCOME FUND
PIMCO PEA GROWTH FUND
PIMCO PEA TARGET FUND
PIMCO PEA OPPORTUNITY FUND
PIMCO PEA INNOVATION FUND
PIMCO NFJ LARGE CAP VALUE FUND
PIMCO NFJ DIVIDEND VALUE FUND
PIMCO NFJ SMALL-CAP VALUE FUND
PIMCO CCM CAPITAL APPRECIATION FUND
PIMCO CCM MIDCAP FUND
PIMCO RCM LARGE-CAP GROWTH FUND
PIMCO RCM TAX-MANAGED GROWTH FUND
PIMCO RCM MID-CAP FUND
PIMCO RCM GLOBAL SMALL-CAP FUND
PIMCO RCM INTERNATIONAL GROWTH EQUITY FUND
PIMCO RCM GLOBAL HEALTHCARE FUND
PIMCO RCM BIOTECHNOLOGY FUND
PIMCO RCM GLOBAL TECHNOLOGY FUND
PIMCO NACM VALUE FUND
PIMCO NACM FLEXCAP FUND
PIMCO NACM GROWTH FUND
PIMCO NACM GLOBAL FUND
PIMCO NACM INTERNATIONAL FUND
PIMCO NACM PACIFIC RIM FUND

UNITED STATES DISTRICT COURT
DISTRICT OF CONNECTICUT

STEPHEN R. ALEXANDER IRA, Individually and On Behalf Of All Others Similarly Situated,

Plaintiff,

vs.

ALLIANZ DRESDNER ASSET MANAGEMENT OF AMERICA L.P., ALLIANZ OF AMERICA, INC., ALLIANZ DRESDNER ASSET MANAGEMENT OF AMERICA HOLDING INC., PIMCO ADVISORS FUND MANAGEMENT LLC, PIMCO EQUITY ADVISORS LLC, CADENCE CAPITAL MANAGEMENT LLC, NFJ INVESTMENT GROUP L.P., NICHOLAS-APPLEGATE CAPITAL MANAGEMENT LLC, PACIFIC INVESTMENT MANAGEMENT COMPANY LLC, RCM CAPITAL MANAGEMENT LLC, E. PHILIP CANNON, DONALD P. CARTER, GARY A. CHILDRESS, THEODORE J.

[Caption continues on next page]

Civil Action No. _____

CLASS ACTION COMPLAINT FOR EXCESSIVE FEES IN VIOLATION OF SECTIONS 34(b), 36(b) AND 48(a) OF THE INVESTMENT COMPANY ACT AND SECTIONS 206 AND 215 OF THE INVESTMENT ADVISERS ACT, AND FOR BREACHES OF FIDUCIARY DUTY

JURY TRIAL DEMANDED

FEBRUARY 17, 2004

COBURN, W. BRYANT STOOKS, GERALD M. THORNE, STEPHEN J. TREADWAY, and JOHN DOES 1-100,

Defendants,

PIMCO STOCKSPLUS FUND, PIMCO STOCKSPLUS TOTAL RETURN FUND, PIMCO SHORT-TERM FUND, PIMCO LOW DURATION FUND, PIMCO SHORT DURATION MUNICIPAL INCOME FUND, PIMCO MONEY MARKET FUND, PIMCO TOTAL RETURN FUND, PIMCO LONG-TERM U.S. GOVERNMENT FUND, PIMCO GNMA FUND, PIMCO TOTAL RETURN MORTGAGE FUND, PIMCO DIVERSIFIED INCOME FUND, PIMCO HIGH YIELD FUND, PIMCO GLOBAL BOND FUND II, PIMCO FOREIGN BOND FUND, PIMCO EMERGING MARKETS BOND FUND, PIMCO MUNICIPAL BOND FUND, PIMCO CALIFORNIA INTERMEDIATE MUNI BOND FUND, PIMCO CALIFORNIA MUNI BOND FUND, PIMCO NEW YORK MUNI BOND FUND, PIMCO REAL RETURN FUND, PIMCO COMMODITY REAL RETURN STRATEGY FUND, PIMCO ALL ASSET FUND, PIMCO ASSET ALLOCATION FUND, PIMCO INTERNATIONAL STOCKSPLUS TR STRATEGY FUND, PIMCO REAL ESTATE REAL RETURN STRATEGY FUND, PIMCO PEA VALUE FUND, PIMCO PEA RENAISSANCE FUND, PIMCO PEA GROWTH AND INCOME FUND, PIMCO PEA GROWTH FUND, PIMCO PEA TARGET FUND, PIMCO PEA OPPORTUNITY FUND, PIMCO PEA INNOVATION FUND, PIMCO NFJ LARGE-CAP VALUE FUND, PIMCO NFJ DIVIDEND VALUE FUND, PIMCO NFJ SMALL-CAP VALUE FUND, PIMCO CCM CAPITAL APPRECIATION FUND, PIMCO CCM MID-CAP FUND, PIMCO RCM LARGE-CAP GROWTH FUND, PIMCO RCM TAX-MANAGED GROWTH FUND, PIMCO RCM MID-CAP FUND, PIMCO RCM GLOBAL SMALL-CAP FUND, PIMCO RCM

[Caption continues on next page]

INTERNATIONAL GROWTH EQUITY FUND, PIMCO RCM GLOBAL HEALTHCARE FUND, PIMCO RCM BIOTECHNOLOGY FUND, PIMCO RCM GLOBAL TECHNOLOGY FUND, PIMCO ASSET ALLOCATION FUND, PIMCO NACM VALUE FUND, PIMCO NACM FLEX-CAP FUND, PIMCO NACM GROWTH FUND, PIMCO NACM GLOBAL FUND, PIMCO NACM INTERNATIONAL FUND, and PIMCO NACM PACIFIC RIM FUND (collectively, the "PIMCO FUNDS"),

Nominal Defendants.

x

Plaintiff Stephen E. Alexander IRA, by and through its counsel, alleges the following based upon the investigation of counsel, which included a review of United States Securities and Exchange Commission ("SEC") filings, as well as other regulatory filings, reports, and advisories, press releases, media reports, news articles, academic literature, and academic studies. Plaintiff believes that substantial additional evidentiary support will exist for the allegations set forth herein after a reasonable opportunity for discovery.

NATURE OF THE ACTION

1. Plaintiff brings this action as a class action on behalf of investors in mutual funds belonging to the Dresdner Asset Management of America L.P. ("ADAM of America") family of PIMCO mutual funds (the "PIMCO Funds"), and derivatively on behalf of the PIMCO Funds, against the PIMCO Funds investment advisers, their corporate parents and the PIMCO Funds trustees.

2. This complaint alleges that the Investment Adviser Defendants (as defined herein) drew upon the assets of the PIMCO Funds to pay brokers to aggressively push PIMCO Funds over other funds regardless of the best interests of the investors in PIMCO Funds, and that the Investment Adviser Defendants concealed such payments from investors by disguising them as brokerage commissions. Such brokerage commissions, though payable from fund assets, are not disclosed to investors in the PIMCO Funds public filings or elsewhere.

3. PIMCO Funds investors were induced to purchase PIMCO Funds by brokers who received undisclosed payments from the Investment Adviser Defendants to push PIMCO Funds over other mutual funds and who therefore had an undisclosed conflict of interest. Once invested in one or more of the PIMCO Funds, PIMCO Funds investors were charged and paid undisclosed fees that were improperly used to pay brokers to aggressively push PIMCO Funds to yet other brokerage clients.

4. The Investment Adviser Defendants were motivated to make these secret payments to finance the improper marketing of PIMCO Funds because their fees were calculated as a percentage of funds under management and, therefore, tended to increase as the number of PIMCO Funds investors grew. The Investment Adviser Defendants attempted to justify this conduct on the ground that by increasing the PIMCO Funds assets they were creating economies of scale that inured to the benefit of investors but, in truth and in fact, PIMCO Funds investors received none of the benefits of these purported economies of scale. Throughout the Class Period (as defined herein), the Investment Adviser Defendants skimmed from the PIMCO Funds to finance their ongoing marketing campaign. The PIMCO Funds trustees, who purported to be PIMCO investor watchdogs, knowingly or recklessly permitted this conduct to occur.

5. By engaging in this conduct, the Investment Adviser Defendants, and the defendant entities that control them, breached their statutorily-defined fiduciary duties under Sections 36(a) and (b) of the Investment Company Act of 1940 (the "Investment Company Act") and Sections 206 of the Investment Advisers Act of 1940 (the "Investment Advisers Act"), breached their common law fiduciary duties, and knowingly aided and abetted the brokers in the breach of fiduciary duties to their clients. The Investment Adviser Defendants also violated Section 34(b) of the Investment Company Act because, to further their improper campaign, they made untrue statements of material fact in fund registration statements, and omitted to disclose material facts with respect to the procedure for determining the amount of fees payable to the Investment Adviser Defendants and with respect to the improper uses to which these fees were put. Additionally, the PIMCO Funds trustees breached their common law fiduciary duties to the PIMCO Funds investors by knowingly or recklessly allowing the improper conduct alleged herein to occur and harm PIMCO Funds investors.

6. On January 28, 2004, the *Los Angeles Times* published an article about a Senate committee hearing on mutual fund abuses which stated, in pertinent part, as follows:

> "The mutual fund industry is indeed the world's largest skimming operation," said Sen. Peter Fitzgerald (R-Ill.), chairman of the panel, comparing the scandal-plagued industry to "a $7-trillion trough" exploited by fund managers, brokers and other insiders.

JURISDICTION AND VENUE

7. The claims asserted herein arise under and pursuant to Sections 34(b), 36(b) and 48(a) of the Investment Company Act, 15 U.S.C. §§80a-33(b), 80a-35(a) and (b) and 80a-47(a), Sections 206 and 215 of the Investment Advisers Act, 15 U.S.C. §§80b-6 and 80b-15, and common law.

8. This Court has jurisdiction over the subject matter of this action pursuant to Section 44 of the Investment Company Act, 15 U.S.C. §80a-43; Section 214 of the Investment Advisers Act, 15 U.S.C. §80b-14; and 28 U.S.C. §1391(b).

9. Many of the acts charged herein, including the preparation and dissemination of materially false and misleading information, occurred in substantial part in this District. Defendants conducted other substantial business within this District and many Class members reside within this District. Defendant Allianz of America, Inc. ("Allianz of America") was at all relevant times, and still is, headquartered in this District.

10. In connection with the acts alleged in this complaint, defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications, and the facilities of the national securities markets.

PARTIES

11. Plaintiff Stephen R. Alexander IRA ("Plaintiff") purchased during the Class Period and continues to own shares or units of the PIMCO NFJ Small-Cap Value Fund and PIMCO Total Return Fund and has been damaged by the conduct alleged herein.

12. Defendant ADAM of America is one of the largest investment management organizations in the United States with more than $493.58 billion in assets under management as of December 31, 2003. ADAM of America is the parent of PIMCO Advisors Fund Management LLC ("PIMCO Advisors"), and is a member of the Allianz Group of companies. ADAM of America is located at 800 Newport Center Drive, Suite 600, Newport Beach, California 92600.

13. Defendant Allianz of America, a Delaware corporation which owns a 99.9% non-managing interest in ADAM of America, is a wholly-owned subsidiary of Allianz Aktiengesellschaft ("Allianz AG"). Allianz of America is located at 55 Green Farms Road, Westport, Connecticut 06881.

14. Defendant Allianz Dresdner Asset Management of America Holding Inc. ("ADAM of America Holding"), a Delaware corporation which owns a 0.01% managing interest in ADAM of America, is a wholly-owned subsidiary of Allianz Dresdner Asset Management Aktiengesellschaft ("ADAM AG"), which is a wholly-owned subsidiary of Allianz AG. ADAM of America Holding is located at 800 Newport Center Drive, Suite 600, Newport Beach, California 92600.

15. Defendant PIMCO Advisors Fund Management LLC ("PIMCO Advisors") serves as investment adviser to each of the PIMCO Funds. As of September 30, 2003, PIMCO Advisors and its investment management affiliates had approximately $445 billion of assets under management. PIMCO Advisors is located at 1345 Avenue of the Americas, 50th Floor, New York, New York 10105.

16. Defendant PIMCO Equity Advisors LLC ("PEA"), an indirect wholly-owned subsidiary of ADAM of America, acts as the sub-adviser and provides investment advisory services to the PEA Value, PEA Growth, PEA Target, PE A Opportunity, PEA Innovation, PEA Renaissance and PEA Growth & Income Funds. For services provided to these Funds, PIMCO Advisors pays PEA monthly fees at annual rates ranging from 0.35% to 0.55%. As of September 30, 2003, accounts managed by PEA had combined assets of approximately $9.1 billion. PEA is located at 1345 Avenue of the Americas, 50th Floor, New York, NY 10105.

17. Defendant Cadence Capital Management LLC ("CCM"), a Delaware limited liability company and subsidiary of ADAM of America, acts as the sub-adviser and provides investment advisory services to the CCM Focused Growth, CCM Capital Appreciation, CCM Mid-Cap and CCM Emerging Companies Funds. For services provided to these Funds, PIMCO Advisors pays CCM monthly fees at annual rates ranging from 0.35% to 1.15%. Accounts managed by Cadence had combined assets, as of September 30, 2003, of approximately $5.0 billion. CCM is located at 265 Franklin Street, 11th Floor, Boston, Massachusetts 02110.

18. Defendant NFJ Investment Group L.P. ("NFJ"), a Delaware limited partnership and subsidiary of ADAM of America, provides investment advisory services to the NFJ Small-Cap Value, NFJ Large-Cap Value and NFJ Dividend Value Funds along with the Small-Cap Value Equity Discipline of the Multi-Discipline Portfolio. For services provided to these Funds, PIMCO Advisors pays NFJ monthly fees at annual rates ranging from 0.35% to 0.50%. Accounts managed by NFJ had combined assets, as of September 30, 2003, of approximately $3.8 billion. NFJ is located at 2121 San Jacinto, Suite 1840, Dallas, Texas 75201.

19. Defendant Nicholas-Applegate Capital Management LLC ("NACM"), a Delaware limited partnership and subsidiary of ADAM of America, provides investment advisory services to the NACM Flex-Cap Value, NACM Global, NACM Growth, NACM International, NACM

Pacific Rim and NACM Value Funds and the International Equity Discipline of the Multi-Discipline Portfolio. For services provided to these Funds, PIMCO Advisors pays NACM monthly fees at annual rates ranging from 0.40% to 0.80%. As of September 30, 2003, accounts managed by Nicholas-Applegate had combined assets, of approximately $18.3 billion. NACM is located at 600 West Broadway, San Diego, California 92101.

20. Defendant Pacific Investment Management Company LLC ("PIMCO") is a majority-owned subsidiary of ADAM of America with a minority interest held by PIMCO Partners, LLC. PIMCO Partners, LLC ("PIMCO Partners") is owned by the current managing directors and executive management of PIMCO. PIMCO provides investment services to the Core Fixed Income Discipline of the Multi-Discipline Portfolio, for which PIMCO Advisors pays PIMCO monthly fees at an annual rate of 0.25% of the Fund's average daily net assets. As of September 30, 2003, PIMCO had approximately $356.5 billion of assets under management. PIMCO is located at 840 Newport Center Drive, Newport Beach, California 92660.

21. Defendant RCM Capital Management LLC ("RCM"), a subsidiary of Allianz AG and an affiliate of the Adviser, is the sub-adviser for the PIMCO RCM Funds. For services provided to these Funds, PIMCO Advisors pays RCM monthly fees at annual rates ranging from 0.35% to 0.90%. As of September 30, 2003, RCM had approximately $30.8 billion in assets under management. RCM is located at Four Embarcadero Center, San Francisco, California 94111.

22. PIMCO Advisors, PEA, CCM, NFJ, NCAM, PIMCO and RCM are referred to collectively herein as the "Investment Adviser Defendants."

23. The Investment Adviser Defendants are registered as investment advisers under the Investment Advisers Act. Fees payable to the Investment Adviser Defendants are calculated

as a percentage of fund assets under management. The Investment Adviser Defendants had ultimate responsibility for overseeing the day-to-day management of the PIMCO Funds.

24. Defendants E. Philip Cannon ("Cannon"), Donald P. Carter ("Carter"), Gary A. Childress ("Childress"), Theodore J. Coburn ("Coburn"), W. Bryant Stooks ("Stooks"), Gerald M. Thorne ("Thorne"), and Stephen J. Treadway ("Treadway") were trustees of the PIMCO Funds, including the PIMCO NFJ Small-Cap Value Fund and PIMCO Total Return Fund, during the Class Period. All of the trustees are located at 840 Newport Center Drive, Newport Beach, California 92660. Additionally:

(a) Treadway is the Managing Director of ADAM of America; Managing Director and Chief Executive Officer of PIMCO Distributors and PIMCO Advisors. He is an "interested person" as defined in the Investment Company Act. He serves as trustee for approximately 45 portfolios in the PIMCO Funds complex.

(b) In the fiscal year ended June 30, 2003, Cannon, Carter, Childress, Coburn, Stooks and Thorne each served trustees charged with supervising some or all of the PIMCO Funds. Cannon, Carter, Childress, Coburn, Stooks and Thorne received compensation of $183,051, $92,048, $82,512, $79,500, $88,997 and $83,198, respectively, for their service as PIMCO Funds trustees.

25. Defendants John Does 1-100 were PIMCO trustees during the Class Period, and any other wrongdoers later discovered, whose identities have yet to be ascertained and which will be determined during the course of Plaintiffs' counsel's ongoing investigation.

26. Cannon, Carter, Childress, Coburn, Stooks, Thorne and John Does 1-100 are referred to collectively herein as the "Trustee Defendants."

27. Nominal defendants the PIMCO Funds, as identified in the caption of this complaint and on the list annexed hereto as Exhibit A, are open-ended management companies

consisting of the capital invested by mutual fund shareholders, each having a board of trustees charged with representing the interests of the shareholders in one or a series of the funds. The PIMCO Funds are named as nominal defendants to the extent that they may be deemed necessary and indispensable parties pursuant to Rule 19 of the Federal Rules of Civil Procedure and to the extent necessary to ensure the availability of adequate remedies.

RELATED NON-PARTIES

28. PIMCO Distributors, an indirect subsidiary of PIMCO Advisors and a broker-dealer registered with the Securities and Exchange Commission, serves as the principal underwriter of each class of the PIMCO Funds. PIMCO Advisors Distributors is located at 2187 Atlantic Street, Stamford, Connecticut 06902.

PLAINTIFF'S CLASS ACTION ALLEGATIONS

29. Plaintiff brings certain of these claims as a class action pursuant to Federal Rule of Civil Procedure 23(a) and (b)(3) on behalf of a Class, consisting of all persons or entities who purchased, redeemed or held shares or like interests in any of the PIMCO Funds between February 17, 1999 and November 17, 2003, inclusive, and who were damaged thereby (the "Class"). Excluded from the Class are defendants, members of their immediate families and their legal representatives, heirs, successors or assigns and any entity in which defendants have or had a controlling interest.

30. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to Plaintiff at this time and can only be ascertained through appropriate discovery, Plaintiff believes that there are many thousands of members in the proposed Class. Record owners and other members of the Class may be identified from records maintained by the PIMCO Funds and the Investment Adviser

Defendants and may be notified of the pendency of this action by mail, using the form of notice similar to that customarily used in securities class actions.

31. Plaintiff's claims are typical of the claims of the members of the Class as all members of the Class are similarly affected by defendants' wrongful conduct in violation of federal law that is complained of herein.

32. Plaintiff will fairly and adequately protect the interests of the members of the Class and has retained counsel competent and experienced in class and securities litigation.

33. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

(a) whether the Investment Company Act was violated by defendants' acts as alleged herein;

(b) whether the Investment Advisers Act was violated by defendants' acts as alleged herein;

(c) whether the Investment Adviser Defendants breached their common law fiduciary duties and/or knowingly aided and abetted common law breaches of fiduciary duties;

(d) whether statements made by defendants to the investing public during the Class Period misrepresented or omitted to disclose material facts about the business, operations and financial statements of the PIMCO Funds; and

(e) the extent to which the members of the Class have sustained damages and the proper measure of damages.

34. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and

burden of individual litigation make it virtually impossible for members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

SUBSTANTIVE ALLEGATIONS

The Trustee Defendants Breached Their Fiduciary Duties To PIMCO Funds Investors

35. PIMCO Funds public filings state that the board of trustees for each PIMCO trust is responsible for the management and supervision of each portfolio, or fund, comprising the Trust. In this regard, the most recent Statement of Additional Information for funds offered by the PIMCO Funds: Multi-Manager Series (the "Statement of Additional Information"), which includes the PIMCO NFJ Small-Cap Value Fund and PIMCO Total Return Fund and which is available to the investor upon request, is typical of the Statements of Additional Information available for other PIMCO Funds. It states that "[t]he business of the Trust is managed under the direction of the Trust's Board of Trustees."

36. Moreover, the most recent Statement of Additional Interest for PIMCO stated, with respect to the duties of the trustees, as follows:

> The Trust has adopted an Administrative Services Plan with respect to the Administrative Class shares of each Fund. The Trust also has adopted an Administrative Distribution Plan (together with the Administrative Services Plan, the "Administrative Plans") with respect to the Administrative Class shares of each Fund.
>
> Under the terms of the Administrative Distribution Plan, the Trust is permitted to reimburse, out of the assets attributable to the Administrative Class shares of each applicable Fund, in an amount up to 0.25% on an annual basis of the average daily net assets of that class, financial intermediaries for costs and expenses incurred in connection with the distribution and marketing of Administrative Class shares and/or the provision of certain shareholder services to its customers that invest in Administrative Class shares of the Funds. Such services may include, but are not limited to, the following: providing facilities to answer questions from prospective investors about a Fund; receiving and answering

correspondence, including requests for prospectuses and statements of additional information; preparing, printing and delivering prospectuses and shareholder reports to prospective shareholders; complying with federal and state securities laws pertaining to the sale of Administrative Class shares; and assisting investors in completing application forms and selecting dividend and other account options.

* * *

Each Administrative Plan provides that it may not be amended to increase materially the costs which Administrative Class shareholders may bear under the Plan without the approval of a majority of the outstanding voting securities of the Administrative Class, and by vote of a majority of both (i) the Trustees of the Trust and (ii) those Trustees ("disinterested Administrative Plan Trustees") who are not "interested persons" of the Trust (as defined in the 1940 Act) and who have no direct or indirect financial interest in the operation of the Plan or any agreements related to it, cast in person at a meeting called for the purpose of voting on the Plan and any related amendments.

Each Administrative Plan provides that it may not take effect until approved by vote of a majority of both (i) the Trustees of the Trust and (ii) the disinterested Administrative Plan Trustees. The Administrative Distribution Plan further provides that it may not take effect unless approved by the vote of a majority of the outstanding voting securities of the Administrative Class.

Each Administrative Plan provides that it shall continue in effect so long as such continuance is specifically approved at least annually by the Trustees and the disinterested Administrative Plan Trustees. Each Administrative Plan provides that any person authorized to direct the disposition of monies paid or payable by a class pursuant to the Plan or any related agreement shall provide to the Trustees, and the Board shall review at least quarterly, a written report of the amounts so expended and the purposes for which such expenditures were made.

* * *

Rules of the NASD limit the amount of distribution fees that may be paid by mutual funds. ***"Service fees," defined to mean fees paid for providing shareholder services or the maintenance of accounts (but not transfer agency services) are not subject to the limits.*** The Trust believes that some, if not all, of the fees paid pursuant to both Administrative Plans will qualify as "service fees" and therefore will not be limited by NASD rules.

* * *

> It has for many years been a common practice in the investment advisory business for advisers of investment companies and other institutional investors to receive research services from broker-dealers which execute portfolio transactions for the clients of such advisers. Consistent with this practice, the Adviser and Sub-Advisers receive research services from many broker-dealers with which the Adviser and Sub-Advisers place the Trust's portfolio transactions. These services, which in some cases may also be purchased for cash, include such matters as general economic and security market reviews, industry and company reviews, evaluations of securities and recommendations as to the purchase and sale of securities. ***Some of these services are of value to the Adviser and Sub-Advisers in advising various of their clients (including the Trust), although not all of these services are necessarily useful and of value in managing the Trust. The advisory fees paid by the Trust are not reduced because the Adviser and Sub-Advisers receive such services.***
>
> In reliance on the "safe harbor" provided by Section 28(e) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), the Adviser and Sub-Advisers may cause the Trust to pay broker-dealers which provide them with "brokerage and research services" (as defined in the 1934 Act) an amount of commission for effecting a securities transaction for the Trust in excess of the commission which another broker-dealer would have charged for effecting that transaction.
>
> ***Consistent with the rules of the NASD and subject to seeking the most favorable price and execution available and such other policies as the Trustees may determine, the Adviser or Sub-Advisers may also consider sales of shares of the Trust and of other PIMCO Funds as a factor in the selection of broker-dealers to execute portfolio transactions for the Trust.***
>
> * * *
>
> ***As required by applicable SEC rules, the Board of Trustees has adopted procedures which are reasonably designed to provide that any commissions, fees or other remuneration paid to an affiliated broker are consistent with the foregoing standards.***

[Emphasis added.]

37. Another section of the Statement of Additional Information sets forth in greater detail the purported process by which the PIMCO Funds investment managers are selected:

> Under the terms of the Advisory Agreement, the Adviser is obligated to manage the Funds in accordance with applicable laws and regulations. The investment advisory services of the Adviser to the Trust are not exclusive

> under the terms of the Advisory Agreement. The Adviser is free to, and does, render investment advisory services to others.
>
> The Advisory Agreement will continue in effect with respect to a Fund for two years from its effective date, and thereafter on a yearly basis, provided such continuance is approved annually (i) by the holders of a majority of the outstanding voting securities of the Fund, or by the Board of Trustees, and (ii) by a majority of the Trustees who are not "interested persons" of the Trust (as defined in the 1940 Act) and who have no direct or indirect financial interest in the Advisory Agreement. The Advisory Agreement may be terminated without penalty by vote of the Trustees or the vote of a majority of the outstanding voting shares of the Trust (or with respect to a particular Fund, by the vote of a majority of the outstanding voting shares of such Fund), or by the Adviser, on 60 days' written notice to the other party and will terminate automatically in the event of its assignment. In addition, the Advisory Agreement may be terminated with regard to the PEA Renaissance, PEA Growth, PEA Target, PEA Opportunity and PEA Innovation Funds by vote of a majority of the Trustees who are not interested persons of the Trust, on 60 days' written notice to the Adviser.

38. The Investment Company Institute ("ICI"), of which PIMCO Advisors is a member, recently described the duties of mutual fund boards as follows:

> More than 77 million Americans have chosen mutual funds to gain convenient access to a professionally managed and diversified portfolio of investments.
>
> Investors receive many other benefits by investing in mutual funds, including strong legal protections and full disclosure. In addition, shareholders gain an extra layer of protection because each mutual fund has a board of directors looking out for shareholders' interests.
>
> ***Unlike the directors of other corporations, mutual fund directors are responsible for protecting consumers, in this case, the funds' investors. The unique "watchdog" role, which does not exist in any other type of company in America, provides investors with the confidence of knowing the directors oversee the advisers who manage and service their investments.***
>
> ***In particular, under the Investment Company Act of 1940, the board of directors of a mutual fund is charged with looking after how the fund operates and overseeing matters where the interests of the fund and its***

shareholders differ from the interests of its investment adviser or management company.[1]

[Emphasis added.]

39. In truth and in fact, the PIMCO Funds boards of trustees, *i.e.* the Trustee Defendants, were captive to and controlled by ADAM of America and the Investment Adviser Defendants, who induced the Trustee Defendants to breach their statutory and fiduciary duties to manage and supervise the PIMCO Funds, approve all significant agreements and otherwise take reasonable steps to prevent the Investment Adviser Defendants from skimming PIMCO Funds assets. In many cases, key PIMCO Funds trustees were employees or former employees of the Investment Adviser Defendants and were beholden for their positions, not to PIMCO Funds investors, but, rather, to the Investment Adviser Defendants they were supposed to oversee. The Trustee Defendants served for indefinite terms at the pleasure of the Investment Adviser Defendants and formed supposedly "independent" committees, charged with responsibility for billions of dollars of fund assets, comprised largely of investors' college and retirement savings.

40. To ensure that the trustees toed the line, the Investment Adviser Defendants often recruited key fund trustees from the ranks of investment adviser companies and paid them excessive salaries for their service as trustees. For example, Stephen J. Treadway, the Chairman, Managing Director of Adam of America, PIMCO Advisors Distributors, LLC and PIMCO Advisors Fund Management, LLC, is also the trustee and/or chairman of 13 registered investment companies in the PIMCO fund complex. All other trustees responsible for

[1] The ICI describes itself as the national association of the U.S. investment company industry. Founded in 1940, its membership includes approximately 8,601 mutual funds, 604 closed-end funds, 110 exchange-traded funds, and six sponsors of unit investment trusts. Its mutual fund members have 86.6 million individual shareholders and manage approximately $7.2 trillion in investor assets. The quotation above is excerpted from a paper entitled *Understanding the Role of Mutual Fund Directors,* available on the ICI's website at http://www.ici.org/issues/dir/bro_mf_directors.pdf.

management of the PIMCO Funds oversaw between 42 and 112 portfolios in the PIMCO fund complex.

41. In exchange for creating and managing the PIMCO Funds, including the PIMCO Small Cap Total Return Fund, the Investment Adviser Defendants charged the PIMCO Funds a variety of fees, each of which was calculated as a percentage of assets under management. Hence, the more money invested in the funds, the greater the fees paid to ADAM of America. In theory, the fees charged to fund investors are negotiated at arm's-length between the fund board and the investment management company and must be approved by the independent members of the board. However, as a result of the Trustee Defendants' dependence on the investment management company, and its failure to properly manage the investment advisers, millions of dollars in PIMCO Funds assets were transferred through fees that were of no benefit to fund investors and that were payable from PIMCO Funds assets to the Investment Adviser Defendants.

42. As a result of these practices, the mutual fund industry was enormously profitable *for ADAM of America.* In this regard, a *Forbes* article published on September 15, 2003, stated as follows:

> The average net profit margin at publicly held mutual fund firms was 18.8% last year, blowing away the 14.9% margin for the financial industry overall . . . . [f]or the most part, customers do not enjoy the benefits of the economies of scale created by having larger funds. ***Indeed, once a fund reaches a certain critical mass, the directors know that there is no discernible benefit from having the fund become bigger by drawing in more investors; in fact, they know the opposite to be true - once a fund becomes too large it loses the ability to trade in and out of positions without hurting its investors.*** [. . .]
>
> ***The [mutual fund] business grew 71-fold (20 fold in real terms) in the two decades through 1999, yet costs as a percentage of assets somehow managed to go up 29%. . . .*** Fund vendors have a way of stacking their boards with rubber stamps. As famed investor Warren Buffett opines in Berkshire Hathaway's 2002 annual report: 'Tens of thousands of

> "independent" directors, over more than six decades, have failed miserably.' A genuinely independent board would occasionally fire an incompetent or overcharging fund advisor. That happens just about never."

[Emphasis added.]

43. Plaintiff and other members of the class never knew, nor could they have known, from reading the fund prospectuses or otherwise, of the extent to which the Investment Adviser Defendants were using so-called 12b-1 fees, directed brokerage (as defined below) and commissions to improperly siphon assets from the funds.

The Investment Adviser Defendants Used
Rule 12b-1 Marketing Fees For Improper Purposes

44. Rule 12b-1, promulgated by the SEC pursuant to the Investment Company Act, prohibits mutual funds from directly or indirectly distributing or marketing their own shares unless certain enumerated conditions set forth in Rule 12b-1 are met. The Rule 12b-1 conditions, among others, are that payments for marketing must be made pursuant to a written plan "describing all material aspects of the proposed financing of distribution;" all agreements with any person relating to implementation of the plan must be in writing; the plan must be approved by a vote of the majority of the board of directors; and the board of directors must review, at least quarterly, "a written report of the amounts so expended and the purposes for which such expenditures were made." Additionally, the directors "have a duty to request and evaluate, and any person who is a party to any agreement with such company relating to such plan shall have a duty to furnish, such information as may reasonably be necessary to an informed determination of whether the plan should be implemented or continued." The directors may continue the plan "only if the board of directors who vote to approve such implementation or continuation conclude, in the exercise of reasonable business judgment, and in light of their fiduciary duties under state law and section 36(a) and (b) [15 U.S.C. 80a-35(a) and (b)] of the

Act that ***there is a reasonable likelihood that the plan will benefit the company and its shareholders.*** " (Emphasis added.)

45. The exceptions to the Rule 12b prohibition on mutual fund marketing were enacted in 1980 under the theory that, all things being equal, the marketing of mutual funds should be encouraged because increased investment in mutual funds would presumably result in economies of scale, the benefits of which would be shifted from fund managers to investors. During the Class Period, the Trustee Defendants authorized, and the Investment Adviser Defendants collected, millions of dollars in purported Rule 12b-1 marketing and distribution fees.

46. However, the purported Rule 12b-1 fees charged to PIMCO Funds investors were highly improper because the conditions of Rule 12b-1 were not met. There was no "reasonable likelihood" that the plan would benefit the company and its shareholders. On the contrary, as the funds were marketed and the number of fund investors increased, the economies of scale thereby created, if any, were not passed on to PIMCO Funds investors. Rather, PIMCO Funds management and other fees steadily increased and this was a red flag that the Trustee Defendants knowingly or recklessly disregarded. If anything, the PIMCO Funds marketing efforts were creating diminished marginal returns under circumstances where increased fund size correlated with reduced liquidity and fund performance. If the Trustee Defendants reviewed written reports of the amounts expended pursuant to the PIMCO Funds Rule 12b-1 Plan, and the information pertaining to agreements entered into pursuant to the Rule 12b-1 Plan, on a quarterly basis as required — which seems highly unlikely under the circumstances set forth herein — the Trustee Defendants either knowingly or recklessly failed to terminate the plans and the payments made pursuant to the Rule 12b-1 Plan, even though such payments not only harmed existing PIMCO

Funds shareholders, but also were improperly used to induce brokers to breach their duties of loyalty to their prospective PIMCO Funds investors.

47. Moreover, at least six classes of PIMCO Funds were closed to new investors ("the Closed Funds") and, consequently, the so-called 12b-1 fees could not possibly have been used to market and distribute them. Nevertheless, the Investment Adviser Defendants received Rule 12b-1 fees charged to the Closed Funds. The Closed Funds that charged such Rule 12b-1 fees are PIMCO NFJ Small-Cap Value Class A, B, C, D, R and Admin Funds.

48. As set forth below, in violation of Rule 12b-1 and Section 28(e) of the Securities Exchange Act, defendants made additional undisclosed payments to brokers, in the form of excess commissions, that were not disclosed or authorized by the PIMCO Funds Rule 12b-1 plan.

The Investment Adviser Defendants Charged Their Overhead To PIMCO Funds Investors And Secretly Paid Excessive and Improper Commissions To Brokers To Steer Clients To PIMCO Funds

49. Investment advisers routinely pay broker commissions on the purchase and sale of fund securities, and such commissions may, under certain circumstances, properly be used to purchase certain other services from brokers as well. Specifically, the Section 28(e) "safe harbor" provision of the Securities Exchange Act carves out an exception to the rule that requires investment management companies to obtain the best possible execution price for their trades. Section 28(e) provides that fund managers shall not be deemed to have breached their fiduciary duties "solely by reason of [their] having caused the account to pay a . . . broker . . . in excess of the amount of commission another . . . broker . . . would have charged for effecting the transaction, if such person determined ***in good faith*** that the amount of the commission is reasonable in relation to the value of the brokerage and research services provided." 15 U.S.C. §28(e) (emphasis added). In other words, funds are allowed to include in "commissions"

payment for not only purchase and sales execution, but also for specified services, which the SEC has defined to include, "any service that provides lawful and appropriate assistance to the money manager in the performance of his investment decision-making responsibilities." The commission amounts charged by brokerages to investment advisers in excess of the purchase and sale charges are known within the industry as "Soft Dollars."

50. The Investment Adviser Defendants went far beyond what is permitted by the Section 28(e) safe harbor. The Investment Adviser Defendants used Soft Dollars to pay overhead costs (for items such as computer hardware and software) thus charging PIMCO Funds investors for costs not covered by the Section 28(e) safe harbor and that, consistent with the investment advisers' fiduciary duties, properly should have been borne by the Investment Adviser Defendants. The Investment Adviser Defendants also paid excessive commissions to broker dealers on top of any real Soft Dollars to steer their clients to PIMCO Funds and directed brokerage business to firms that favored PIMCO Funds, without regard to the best interests of PIMCO Fund investors. Such payments and directed-brokerage payments were used to fund sales contests and other undisclosed financial incentives to push PIMCO Funds. These incentives created an undisclosed conflict of interest and caused brokers to steer clients to PIMCO Funds regardless of the funds' investment quality relative to other investment alternatives and to thereby breach their duties of loyalty. By paying the excessive brokerage commissions, the Investment Adviser Defendants also violated Section 12 of the Investment Company Act, because such payments were not made pursuant to a valid Rule 12b-1 plan.

51. The excessive commissions did not fund any services that benefited the PIMCO Funds shareholders. This practice materially harmed Plaintiff and other members of the Class from whom the Soft Dollars and excessive commissions were taken.

52. Additionally, on information and belief, the PIMCO Funds have an improper practice of charging lower management fees to institutional clients than to ordinary mutual fund investors through their mutual fund holdings. This discriminatory treatment cannot be justified by any additional services to the ordinary investor and is a further breach of fiduciary duties.

THE NOVEMBER 17, 2003 ANNOUNCEMENT

53. On November 17, 2003, these practices began to come to light when the SEC issued a press release (the "November 17 SEC Release") in which it announced a $50 million settlement of an enforcement action against Morgan Stanley Dean Witter relating to improper mutual fund sales practices. The PIMCO Funds were subsequently identified as one of the mutual fund families that Morgan Stanley brokers were paid to push. In this regard, the release announced:

> the institution and simultaneous settlement of an enforcement action against Morgan Stanley DW Inc. (Morgan Stanley) for failing to provide customers important information relating to their purchases of mutual fund shares. As part of the settlement, Morgan Stanley will pay $50 million in disgorgement and penalties, all of which will be placed in a Fair Fund for distribution to certain Morgan Stanley customers.
>
> ***Stemming from the SEC's ongoing industry-wide investigation of mutual fund sales practices, this inquiry uncovered two distinct, firm-wide disclosure failures by Morgan Stanley. The first relates to Morgan Stanley's "Partners Program" and its predecessor, in which a select group of mutual fund complexes paid Morgan Stanley substantial fees for preferred marketing of their funds.*** To incentivize its sales force to recommend the purchase of shares in these "preferred" funds, Morgan Stanley paid increased compensation to individual registered representatives and branch managers on sales of those funds' shares. The fund complexes paid these fees in cash or in the form of portfolio brokerage commissions. [. . .]

Id. (emphasis added).

54. The November 17 SEC release further stated:

> The Commission's Order finds that this conduct violated Section 17(a)(2) of the Securities Act of 1933 and Rule 10b-10 under the Securities Exchange Act of 1934. Section 17(a)(2) prohibits the making of materially misleading statements or omissions in the offer and sale of securities. Rule 10b-10 requires broker dealers to disclose the source and amount of any remuneration received from third parties in connection with a securities transaction. The Order also finds that the conduct violated NASD Rule 2830(k), which prohibits NASD members from favoring the sale of mutual fund shares based on the receipt of brokerage commissions.
>
> Stephen M. Cutler, Director of the Commission's Division of Enforcement, said: "Unbeknownst to Morgan Stanley's customers, Morgan Stanley received monetary incentives -- in the form of "shelf space" payments -- to sell particular mutual funds to its customers. When customers purchase mutual funds, they should understand the nature and extent of any conflicts of interest that may affect the transaction."
>
> Morgan Stanley has agreed to settle this matter, without admitting or denying the findings in the Commission's Order. As part of the settlement, Morgan Stanley will pay $25 million in disgorgement and prejudgment interest. In addition, Morgan Stanley will pay civil penalties totaling $25 million. [...]
>
> In addition, Morgan Stanley has undertaken to, among other things, (1) place on its website disclosures regarding the Partners Program; (2) provide customers with a disclosure document that will disclose, among other things, specific information concerning the Partners Program, and the differences in fees and expenses connected with the purchase of different mutual fund share classes.
>
> Finally, the Commission's Order censures Morgan Stanley and orders it to cease-and-desist from committing or causing any violations of Section 17(a)(2) of the Securities Act of 1933 and Rule 10b-10 under the Securities Exchange Act of 1934.
>
> * * *
>
> The NASD also announced today a settled action against Morgan Stanley for violations of NASD Rule 2830(k) arising from the Partners Program and its predecessor.

Id.

55. On November 18, 2003, *The Washington Post* published an article entitled "Morgan Stanley Settles With SEC, NASD." The article states in relevant part:

> ***Investors who brought mutual funds from Morgan Stanley, the nation's second-largest securities firm, didn't know that the company was taking secret payments from some fund companies to promote their products,*** according to allegations that resulted in a $50 million settlement agreement yesterday with the Securities and Exchange Commission.
>
> In many cases, those same investors were actually footing the bill, indirectly, for the slanted recommendations, the SEC said. Some of the 16 fund companies whose products were pushed by Morgan brokers paid for the marketing help by letting Morgan handle some of their stock and bond trading. ***The millions of dollars in commissions earned by Morgan on that trading came out of mutual fund share owners' profits,*** according to the SEC.
>
> * * *
>
> ***Morgan said yesterday that companies in its "Partners Program" included . . . Pimco Funds.***
>
> * * *
>
> Yesterday's settlement "goes to show that the mutual fund managers as well as broker dealers have too often viewed mutual fund shareholders as sheep to be sheared," said Sen. Peter Fitzgerald (R-Ill.), who is investigating the industry. "Congress has to figure out the variety of ways people are being sheared so that we can stop it."

Id. (Emphasis added.)

56. On November 24, 2003, the *Chicago Sun-Times* published an article entitled "Investor 'bill of rights' doesn't go far enough." The article states, "Morgan Stanley's bill of rights reveals the company receives special payments from 16 funds groups including ... PIMCO. Such payments provide these firms with "greater access" to Morgan Stanley's brokers, with all the fishiness that implies."

57. On January 14, 2003, *The Wall Street Journal* published an article under the headline, "SEC Readies Cases On Mutual Funds' Deals With Brokers." Citing "a person familiar with the investigation," the article notes that the SEC is "close to filing its first charges against mutual fund companies related to arrangements that direct trading commissions to

brokerage firms that favor those fund companies' products." The article stated in pertinent part as follows:

> ***The SEC has been probing the business arrangements between fund companies and brokerage firms since last spring.*** It held a news conference yesterday to announce ***it has found widespread evidence that brokerage firms steered investors to certain mutual funds because of payments they received from fund companies or their investment advisers as part of sales agreements.***
>
> Officials said the agency has opened investigations into eight brokerage firms and a dozen mutual funds that engaged in a longstanding practice known as "revenue sharing." Agency officials said they expect that number to grow as its probe expands. They declined to name either the funds or the brokerage firms.
>
> The SEC said payments varied between 0.05% and 0.04% of sales and up to 0.25% of assets that remained invested in the fund. [. . .]
>
> ***People familiar with the investigation say regulators are looking into examples of conflict of interest when fund companies use shareholder money to cover costs of sales agreements instead of paying the sales costs themselves out of the firm's own pockets. The boards of funds, too, could be subject to scrutiny for allowing shareholders' commission dollars to be used for these sales agreements. In other cases, the SEC is probing whether funds violated policies that would require costs associated with marketing a fund to be included in a fund's so-called 12b-1 plan.***

Id. (emphasis added).

<u>The Prospectuses Were Materially False And Misleading</u>

58. Plaintiff and other members of the Class were entitled to, and did receive, one or more of the prospectuses (the "Prospectuses"), pursuant to which the PIMCO Funds shares were offered, each of which contained substantially the same materially false and misleading statements and omissions regarding 12b-1 fees, commissions and Soft Dollars.

59. As stated above, the Statement of Additional Information, referred to in certain of the PIMCO Funds' prospectuses and available to the investor upon request, stated as follows with respect to Soft Dollars:

> The Adviser or, pursuant to the portfolio management agreements, a Sub-Adviser, places orders for the purchase and sale of portfolio investments for a Fund's accounts with brokers or dealers selected by it in its discretion. In effecting purchases and sales of portfolio securities for the accounts of the Funds, the Adviser and the Sub-Advisers will seek the best price and execution of the Funds' orders. In doing so, a Fund may pay higher commission rates than the lowest available when the Adviser or Sub-Adviser believes it is reasonable to do so in light of the value of the brokerage and research services provided by the broker effecting the transaction, as discussed below. The Adviser and Sub-Advisers also may consider sales of shares of the Trust as a factor in the selection of broker-dealers to execute portfolio transactions for the Trust.
>
> It has for many years been a common practice in the investment advisory business for advisers of investment companies and other institutional investors to receive research services from broker-dealers which execute portfolio transactions for the clients of such advisers. Consistent with this practice, the Adviser and Sub-Advisers receive research services from many broker-dealers with which the Adviser and Sub-Advisers place the Trust's portfolio transactions. These services, which in some cases may also be purchased for cash, include such matters as general economic and security market reviews, industry and company reviews, evaluations of securities and recommendations as to the purchase and sale of securities. **Some of these services are of value to the Adviser and Sub-Advisers in advising various of their clients (including the Trust), although not all of these services are necessarily useful and of value in managing the Trust. The advisory fees paid by the Trust are not reduced because the Adviser and Sub-Advisers receive such services.**
>
> In reliance on the "safe harbor" provided by Section 28(e) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), the Adviser and Sub-Advisers may cause the Trust to pay broker-dealers which provide them with "brokerage and research services" (as defined in the 1934 Act) an amount of commission for effecting a securities transaction for the Trust in excess of the commission which another broker-dealer would have charged for effecting that transaction.

(Emphasis added.)

60. The Prospectuses failed to disclose and misrepresented, *inter alia,* the following material adverse facts which damaged Plaintiff and other members of the Class:

(a) that the Investment Adviser Defendants authorized the payment from fund assets of excessive commissions to broker dealers in exchange for preferential marketing services and that such payments were in breach of their fiduciary duties, in violation of Section 12b of the Investment Company Act, and unprotected by any "safe harbor";

(b) that the Investment Adviser Defendants directed brokerage payments to firms that favored PIMCO Funds, which was a form of marketing that was not disclosed in or authorized by the PIMCO Funds Rule 12b-1 Plan;

(c) that the PIMCO Funds Rule 12b-1 Plan was not in compliance with Rule 12b-1, and that payments made pursuant to the plan were in violation of Section 12 of the Investment Company Act because, among other reasons, the plan was not properly evaluated by the Trustee Defendants and there was not a reasonable likelihood that the plan would benefit the company and its shareholders;

(d) that by paying brokers to aggressively steer their clients to PIMCO Funds, the Investment Adviser Defendants knowingly aided and abetted a breach of fiduciary duties, and profited from the brokers' improper conduct;

(e) that any economies of scale achieved by marketing of the PIMCO Funds to new investors were not passed on to PIMCO Funds investors; on the contrary, as the PIMCO Funds grew, fees charged to PIMCO Funds investors continued to increase;

(f) that defendants improperly and illegally used Soft Dollars and excessive commissions, paid from PIMCO Funds assets, to pay for overhead expenses the cost of which should have been borne by PIMCO and not PIMCO Funds investors; and

(g) that the Trustee Defendants had abdicated their duties under the Investment Company Act and their common law fiduciary duties, that they failed to monitor and supervise the Investment Adviser Defendants and that, as a consequence, the Investment Adviser

Defendants were able to systematically skim millions and millions of dollars from the PIMCO Funds.

COUNT I

Against The Investment Adviser Defendants
For Violations Of Section 34(b) Of The Investment
Company Act On Behalf Of The Class

61. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

62. This Count is asserted against the Investment Adviser Defendants in their role as investment advisers to the PIMCO Funds.

63. The Investment Adviser Defendants made untrue statements of material fact in registration statements and reports filed and disseminated pursuant to the Investment Company Act and omitted to state facts necessary to prevent the statements made therein, in light of the circumstances under which they were made, from being materially false and misleading. The Investment Adviser Defendants failed to disclose the following:

(a) that the Investment Adviser Defendants improperly authorized the payment from fund assets of excessive commissions to broker dealers in exchange for preferential marketing services and that such payments were in breach of their fiduciary duties, in violation of Section 12b of the Investment Company Act, and unprotected by any "safe harbor";

(b) that the Investment Adviser Defendants improperly directed brokerage payments to firms that favored PIMCO Funds, regardless of the best interests of PIMCO Fund investors, which was a form of marketing that was not disclosed in or authorized by the PIMCO Funds Rule 12b-1 Plan;

(c) that the PIMCO Funds Rule 12b-1 Plan was not in compliance with Rule 12b-1, and that payments made pursuant to the plan were in violation of Section 12 of the Investment Company Act because, among other reasons, the plan was not properly evaluated by the Trustee Defendants and there was not a reasonable likelihood that the plan would benefit the company and its shareholders;

(d) that by paying brokers to aggressively steer their clients to PIMCO Funds, the Investment Adviser Defendants were knowingly aiding and abetting a breach of fiduciary duties, and profiting from the brokers' improper conduct;

(e) that any economies of scale achieved by marketing of the PIMCO Funds to new investors were not passed on to PIMCO Funds investors; on the contrary, as the PIMCO Funds grew, fees charged to PIMCO Funds investors continued to increase;

(f) that defendants improperly used Soft Dollars and excessive commissions, paid from PIMCO Funds assets, to pay for overhead expenses the cost of which should have been borne by PIMCO Advisors and not PIMCO Funds investors; and

(g) that the Trustee Defendants had abdicated their duties under the Investment Company Act and their common law fiduciary duties, that the Trustee Defendants failed to monitor and supervise the Investment Adviser Defendants and that, as a consequence, the Investment Adviser Defendants were able to systematically skim millions and millions of dollars from the PIMCO Funds.

64. By reason of the conduct described above, the Investment Adviser Defendants violated Section 34(b) of the Investment Company Act.

65. As a direct, proximate and foreseeable result of the Investment Adviser Defendants' violation of Section 34(b) of the Investment Company Act, PIMCO Funds investors have incurred damages.

66. Plaintiff and the Class have been specially injured by Defendants' violations of Section 34(b) of the Investment Company Act. Such injuries were suffered directly by the shareholders, rather than by the PIMCO Funds themselves.

67. The Investment Adviser Defendants, individually and in concert, directly and indirectly, by the use, means or instrumentalities of interstate commerce and/or of the mails, engaged and participated in a continuous course of conduct to conceal such adverse material information.

COUNT II

Against The Investment Adviser Defendants Pursuant To Section 36(b) Of The Investment Company Act Derivatively On Behalf Of The PIMCO Funds

68. Plaintiff repeats and realleges each and every allegation contained above and otherwise incorporates the allegations contained above.

69. This Count is brought by the Class (as PIMCO Funds securities holders) on behalf of the PIMCO Funds against the Investment Adviser Defendants for breach of their fiduciary duties as defined by Section 36(b) of the Investment Company Act.

70. The Investment Adviser Defendants had a fiduciary duty to the PIMCO Funds and the Class with respect to the receipt of compensation for services and of payments of a material nature made by and to the Investment Adviser Defendants.

71. The Investment Adviser Defendants violated Section 36(b) by improperly charging investors in the PIMCO Funds purported Rule 12b-1 marketing fees, and by drawing on PIMCO Funds assets to make undisclosed payments of Soft Dollars and excessive commissions, as defined herein, in violation of Rule 12b-1.

72. By reason of the conduct described above, the Investment Adviser Defendants violated Section 36(b) of the Investment Company Act.

73. As a direct, proximate and foreseeable result of the Investment Adviser Defendants' breach of the fiduciary duty of loyalty in their role as investment advisers to PIMCO Funds investors, PIMCO Funds and the Class have incurred millions and millions of dollars in damages.

74. Plaintiff, in this count, seeks to recover the Rule 12b-1 fees, Soft Dollars, excessive commissions and the management fees charged the PIMCO Funds by the Investment Adviser Defendants.

COUNT III

Against Allianz Of America And ADAM Of America Holding (As Control Persons Of ADAM Of America) And The Trustee Defendants (As Control Persons Of The Investment Adviser Defendants) For Violation Of Section 48(a) Of The Investment Company Act On Behalf Of The Class And Derivatively On Behalf Of The PIMCO Funds

75. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

76. This Count is brought pursuant to Section 48(a) of the Investment Company Act against Allianz of America and ADAM of America Holding as control persons of ADAM of America and the Trustee Defendants as Control Persons of the Investment Adviser Defendants who caused the Investment Adviser Defendants to commit the violations of the Investment Company Act alleged herein. It is appropriate to treat these defendants as a group for pleading purposes and to presume that the misconduct complained of herein is the collective actions of Allianz of America, ADAM of America Holding, ADAM of America and the Trustee Defendants.

77. The Investment Adviser Defendants are liable under Sections 34(b) of the Investment Company Act to the Class and under 36(b) of the Investment Company Act to the PIMCO Funds as set forth herein.

78. Each of Allianz of America, ADAM of America Holding, ADAM of America and the Trustee Defendants were "control persons" of the Investment Adviser Defendants and caused the violations complained of herein. By virtue of their positions of operational control and/or authority over the Investment Adviser Defendants, Allianz of America, ADAM of America Holding, ADAM of America and the Trustee Defendants directly and indirectly, had the power and authority, and exercised the same, to cause the Investment Adviser Defendants to engage in the wrongful conduct complained of herein.

79. Pursuant to Section 48(a) of the Investment Company Act, by reason of the foregoing, Allianz of America, ADAM of America Holding, ADAM of America and the Trustee Defendants are liable to Plaintiff to the same extent as are the Investment Adviser Defendants for their primary violations of Sections 34(b) and 36(b) of the Investment Company Act.

80. By virtue of the foregoing, Plaintiff and other Class members are entitled to damages against Allianz of America, ADAM of America Holding, ADAM of America and the Trustee Defendants.

COUNT IV

Against The Investment Adviser Defendants Under Section 215 Of The Investment Advisers Act For Violations Of Section 206 Of The Investment Advisers Act Derivatively On Behalf Of The PIMCO Funds

81. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

82. This Count is based upon Section 215 of the Investment Advisers Act, 15 U.S.C. §80b-15.

83. The Investment Adviser Defendants served as "investment advisers" to the PIMCO Funds and other members of the Class pursuant to the Investment Advisers Act.

84. As fiduciaries pursuant to the Investment Advisers Act, the Investment Adviser Defendants were required to serve the PIMCO Funds in a manner in accordance with the federal fiduciary standards set forth in Section 206 of the Investment Advisers Act, 15 U.S.C. §80b-6, governing the conduct of investment advisers.

85. During the Class Period, the Investment Adviser Defendants breached their fiduciary duties to the PIMCO Funds by engaging in a deceptive contrivance, scheme, practice and course of conduct pursuant to which they knowingly and/or recklessly engaged in acts, transactions, practices and courses of business which operated as a fraud upon the PIMCO Funds. As detailed above, the Investment Adviser Defendants skimmed money from the PIMCO Funds by charging and collecting fees from the PIMCO Funds in violation of the Investment Company Act and the Investment Advisers Act. The purpose and effect of said scheme, practice and course of conduct was to enrich the Investment Adviser Defendants, among other defendants, at the expense of the PIMCO Funds. The Investment Adviser Defendants breached their fiduciary duties owed to the PIMCO Funds by engaging in the aforesaid transactions, practices and courses of business knowingly or recklessly so as to constitute a deceit and fraud upon the PIMCO Funds.

86. The Investment Adviser Defendants are liable as direct participants in the wrongs complained of herein. The Investment Adviser Defendants, because of their position of authority and control over the PIMCO Funds were able to and did control the fees charged to and collected from the PIMCO Funds and otherwise control the operations of the PIMCO Funds.

87. The Investment Adviser Defendants had a duty to (1) disseminate accurate and truthful information with respect to the PIMCO Funds; and (2) truthfully and uniformly act in accordance with their stated policies and fiduciary responsibilities to the PIMCO Funds. The Investment Adviser Defendants participated in the wrongdoing complained of herein in order to

prevent the PIMCO Funds from knowing of the Investment Adviser Defendants' breaches of fiduciary duties including: (1) the charging of the PIMCO Funds and PIMCO Funds investors improper Rule 12b-1 marketing fees; (2) making improper undisclosed payments of Soft Dollars; (3) making unauthorized use of "directed brokerage" as a marketing tool; and (4) charging the PIMCO Funds for excessive and improper commission payments to brokers.

88. As a result of the Investment Advisers' multiple breaches of their fiduciary duties owed to the PIMCO Funds, the PIMCO Funds were damaged.

89. The PIMCO Funds are entitled to rescind their investment advisory contracts with the Investment Adviser Defendants and recover all fees paid in connection with their enrollment pursuant to such agreements.

COUNT V

Breach Of Fiduciary Duty Against The Investment Adviser Defendants On Behalf Of The Class

90. Plaintiff repeats and realleges each of the preceding allegations as though fully set forth herein.

91. As advisers to the PIMCO Funds the Investment Adviser Defendants were fiduciaries to the Plaintiff and other members of the Class and were required to act with the highest obligations of good faith, loyalty, fair dealing, due care and candor.

92. As set forth above, the Investment Adviser Defendants breached their fiduciary duties to Plaintiff and the Class.

93. Plaintiff and the Class have been specially injured as a direct, proximate and foreseeable result of such breach on the part of the Investment Adviser Defendants and have suffered substantial damages.

94. Because the Investment Adviser Defendants acted with reckless and willful disregard for the rights of Plaintiff and other members of the Class, the Investment Adviser Defendants are liable for punitive damages in an amount to be determined by the jury.

COUNT VI

Breach Of Fiduciary Duty Against The Trustee Defendants On Behalf Of The Class

95. Plaintiff repeats and realleges each of the preceding allegations as though fully set forth herein.

96. As PIMCO Funds trustees, the Trustee Defendants had a fiduciary duty to the PIMCO Funds and PIMCO Funds investors to supervise and monitor the Investment Adviser Defendants.

97. The Trustee Defendants breached their fiduciary duties by reason of the acts alleged herein, including their knowing or reckless failure to prevent the Investment Adviser Defendants from (1) charging the PIMCO Funds and PIMCO Funds investors improper Rule 12b-1 marketing fees; (2) making improper undisclosed payments of Soft Dollars; (3) making unauthorized use of "directed brokerage" as a marketing tool; and (4) charging the PIMCO Funds for excessive and improper commission payments to brokers.

98. Plaintiff and the Class have been specially injured as a direct, proximate and foreseeable result of such breach on the part of the Investment Adviser Defendants and have suffered substantial damages.

99. Because the Investment Adviser Defendants acted with reckless and willful disregard for the rights of Plaintiff and other members of the Class, the Investment Adviser Defendants are liable for punitive damages in an amount to be determined by the jury.

COUNT VII

Aiding And Abetting A Breach Of Fiduciary Duty Against The Investment Adviser Defendants On Behalf Of The Class

100. Plaintiff repeats and realleges each of the preceding allegations as though fully set forth herein.

101. At all times herein, the broker dealers that sold PIMCO Funds had fiduciary duties of loyalty to their clients, including Plaintiff and other members of the Class.

102. The Investment Adviser Defendants knew or should have known that the broker dealers had these fiduciary duties.

103. By accepting improper Rule 12b-1 fees, Soft Dollars and excessive commissions in exchange for aggressively pushing PIMCO Funds, and by failing to disclose the receipt of such fees, the brokerages breached their fiduciary duties to Plaintiff and the other members of the Class.

104. The Investment Adviser Defendants possessed actual or constructive knowledge that the brokerages were breaching their fiduciary duties, but nonetheless perpetrated the fraudulent scheme alleged herein.

105. The Investment Adviser Defendants' actions, as described in this complaint, were a substantial factor in causing the losses suffered by Plaintiff and the other members of the class. By participating in the brokerages' breaches of fiduciary duties, the Investment Adviser Defendants are liable therefor.

106. As a direct, proximate and foreseeable result of the Investment Adviser Defendants' knowing participation in the brokerages' breaches of fiduciary duties, Plaintiff and the Class have suffered damages.

107. Because the Investment Adviser Defendants acted with reckless and willful disregard for the rights of Plaintiff and other members of the Class, the Investment Adviser Defendants are liable for punitive damages in an amount to be determined by the jury.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff prays for relief and judgment, as follows:

A. Determining that this action is a proper class action and certifying plaintiff as the Class representative and Plaintiff's counsel as Class Counsel as pursuant to Rule 23 of the Federal Rules of Civil Procedure;

B. Awarding compensatory damages in favor of Plaintiff and the other Class members against all defendants, jointly and severally, for all damages sustained as a result of defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

C. Awarding punitive damages in favor of Plaintiff and the other Class members against all defendants, jointly and severally, for all damages sustained as a result of defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

D. Awarding the PIMCO Funds rescission of their contracts with the Investment Adviser Defendants, including recovery of all fees which would otherwise apply, and recovery of all fees paid to the Investment Adviser Defendants;

E. Ordering an accounting of all PIMCO Fund-related fees, commissions, and Soft Dollar payments;

F. Ordering restitution of all unlawfully or discriminatorily obtained fees and charges;

G. Awarding such other and further relief as this Court may deem just and proper, including any extraordinary equitable and/or injunctive relief as permitted by law or equity to attach, impound or otherwise restrict the defendants' assets to assure that plaintiff and the Class have an effective remedy;

H. Awarding Plaintiff and the Class their reasonable costs and expenses incurred in this action, including counsel fees and expert fees; and

I. Such other and further relief as the Court may deem just and proper.

JURY TRIAL DEMANDED

Plaintiff hereby demands a trial by jury.

THE PLAINTIFF

By____________________________________

J. Daniel Sagarin CT 04289
David A. Slossberg CT 13116
HURWITZ & SAGARIN, LLC
147 North Broad Street
P.O. Box 112
Milford, CT 06460
(203) 877-8000

Steven G. Schulman
Janine L. Pollack
Kim E. Levy
Peter E. Seidman
MILBERG WEISS BERSHAD HYNES & LERACH LLP
One Pennsylvania Plaza
New York, NY 10119-0165
(212) 594-5300

Charles J. Piven
Marshall N. Perkins
LAW OFFICES OF CHARLES J. PIVEN, P.A.
The World Trade Center – Baltimore
Suite 2525
401 East Pratt Street
Baltimore, Maryland 21202
(410) 332-0030

Counsel for Plaintiff